EXHIBIT 20


                HUMANA ANNOUNCES TAX SETTLEMENT


     LOUISVILLE, KY. --- Humana Inc. (NYSE: HUM) announced today that it received $71 million in tax refunds for settlement of certain income tax disputes with the Internal Revenue Service related to the timing of medical claims deductions and the deductibility of intangible amortization for the tax years 1988 through 1991. The company previously made a tax and interest prepayment during 1992 for the 1988 and 1989 tax years.
     As a result of the settlement, the company will recognize a $29 million reduction of interest expense and a $10 million reduction of tax expense which represents the cumulative effect from 1988 to present of amounts provided for such items. The remainder of the refund will reduce the deferred tax asset currently being carried on the company's balance sheet.
     Concurrently, the company provided $18 million for the writedown of a non-operational asset. Combining the effect of the tax refund and the write-down of the non-operational asset, Humana's results of operations for the second quarter ending June 30, 1994, will be increased by $17 million or $.10 per share. For the remainder of 1994, the benefit of the tax settlement and non-operational adjustment in the company's results of operations will approximate $.04 per share.
     Based in Louisville, Kentucky, Humana provides managed health care services to over 1.8 million members through the operation of health maintenance organizations and preferred provider organizations.